SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
              13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                          Huron Consulting Group Inc.
                        -------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  ------------------------------------------
                        (Title of Class of Securities)

                                  447462 10 2
                            -----------------------
                                (CUSIP Number)

                               December 31, 2004
                            -----------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HCG Holdings LLC (1)
     03-0469527

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                         5.       Sole Voting Power
                                  0
        Number of      --------------------------------------------------------
          Shares         6.       Shared Voting Power
       Beneficially               8,864,576(1)
         Owned by      --------------------------------------------------------
           Each          7.       Sole Dispositive Power
        Reporting                 0
          Person       --------------------------------------------------------
           With          8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9 .      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,864,576(1)
-------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)                   [ ]
-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         54.4%
-------------------------------------------------------------------------------
12.      Type of Reporting Person
         OO

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lake Partners LLC (1)
     32-0027406

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------

                         5.       Sole Voting Power
       Number of                  0
         Shares  y      -------------------------------------------------------
      Beneficiall        6.       Shared Voting Power
        Owned by                  8,864,576(1)
          Each          -------------------------------------------------------
       Reporting         7.       Sole Dispositive Power
         Person                   0
          With          -------------------------------------------------------
                         8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,864,576(1)
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)              [ ]

-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     54.4%
-------------------------------------------------------------------------------
12.      Type of Reporting Person
         OO

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lake Capital Investment Partners LP (1)
     32-0027408

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------

                         5.       Sole Voting Power
        Number of                 0
          Shares        -------------------------------------------------------
       Beneficially      6.       Shared Voting Power
         Owned by                 8,864,576(1)
           Each         -------------------------------------------------------
        Reporting        7.       Sole Dispositive Power
         Person                   0
          With          -------------------------------------------------------
                         8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,864,576(1)
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)              [ ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     54.4%
-------------------------------------------------------------------------------
12.  Type of Reporting Person
     PN

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lake Capital Partners LP (1)
     32-0027409

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------

                         5.       Sole Voting Power
       Number of                  0
         Shares         -------------------------------------------------------
      Beneficially       6.       Shared Voting Power
        Owned by                  8,864,576(1)
          Each          -------------------------------------------------------
       Reporting         7.       Sole Dispositive Power
         Person                   0
          With          -------------------------------------------------------
                         8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,864,576(1)
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)              [ ]
-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
        54.4%
-------------------------------------------------------------------------------
12.      Type of Reporting Person
         PN

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lake Capital Management LLC (1)
     84-1322349

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------

                         5.       Sole Voting Power
       Number of                  0
         Shares         -------------------------------------------------------
      Beneficially       6.       Shared Voting Power
        Owned by                  8,864,576(1)
          Each          -------------------------------------------------------
       Reporting         7.       Sole Dispositive Power
         Person                   0
          With          -------------------------------------------------------
                         8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,864,576(1)
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)              [ ]

-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     54.4%
-------------------------------------------------------------------------------
12.  Type of Reporting Person
     OO

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Terence M. Graunke (1)

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only
-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------

                         5.       Sole Voting Power
       Number of                  0
         Shares         -------------------------------------------------------
      Beneficially       6.       Shared Voting Power
        Owned by                  8,864,576(1)
          Each          -------------------------------------------------------
       Reporting         7.       Sole Dispositive Power
         Person                   0
          With          -------------------------------------------------------
                         8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,864,576(1)
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)              [ ]
-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         54.4%
-------------------------------------------------------------------------------
12.      Type of Reporting Person
         IN

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

CUSIP No. 447462 10 2
-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Paul G. Yovovich (1)

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------

                         5.       Sole Voting Power
       Number of                  0
         Shares         -------------------------------------------------------
      Beneficially       6.       Shared Voting Power
        Owned by                  8,864,576(1)
          Each          -------------------------------------------------------
       Reporting         7.       Sole Dispositive Power
         Person                   0
         With           -------------------------------------------------------
                         8.       Shared Dispositive Power
                                  8,864,576(1)
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,864,576(1)
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)              [ ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     54.4%
-------------------------------------------------------------------------------
12.  Type of Reporting Person
     IN

------------------------
(1) The shares are held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over the shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may be deemed to share investment and voting control over the shares held directly by HCG Holdings LLC.

ITEM 1(a).  NAME OF ISSUER.

     Huron Consulting Group Inc. ("Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     550 W. Van Buren Street
     Chicago, Illinois

ITEM 2(a).  NAME OF PERSON FILING.

     (i) HCG Holdings LLC
     (ii) Lake Capital Partners LP
     (iii) Lake Capital Management LLC
     (iv) Lake Capital Investment Partners LP
     (v) Lake Partners LLC
     (vi) Terence M. Graunke
     (vii) Paul G. Yovovich

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The address of the principal business office for each of the Reporting Persons is
     676 North Michigan Avenue, Suite 3900
     Chicago, Illinois 60611

ITEM 2(c).  CITIZENSHIP.

     See Item 4 of each cover page

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

     Common Stock, par value $.01 per share(the "Common Stock")

ITEM 2(e).  CUSIP NUMBER.

     447462102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                 (a)   Amount beneficially owned:

                       See Item 9 of each cover page.

                 (b)   Percent of class:

                       See Item 11 of each cover page.

                 (c)   Number of shares as to which such person has:

                       (i)    Sole power to vote or to direct the vote:

                              See Item 5 of each cover page.

                       (ii)   Shared power to vote or direct the vote:

                              See Item 6 of each cover page.

                       (iii)  Sole power to dispose or direct the
                              disposition of:

                              See Item 7 of each cover page.

                       (iv)   Shared power to dispose or direct the
                              disposition of:

                              See Item 8 of cover page.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005              HCG Holdings LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title: Chairman, Chief Executive
                                                Officer & President

                                     Lake Capital Partners LP

                                         By: Lake Capital Investment Partners LP
                                         Its: General Partner

                                                By:  Lake Partners LLC
                                                Its: General Partner

                                                      By: /s/ Terence M. Graunke
                                                          ----------------------
                                                      Name: Terence M. Graunke
                                                      Title:  Manager

                                     Lake Capital Investment Partners LP

                                         By: Lake Partners LLC
                                         Its:  General Partner

                                                By: /s/ Terence M. Graunke
                                                    ----------------------
                                                Name: Terence M. Graunke
                                                Title: Manager

                                     Lake Partners LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title: Manager

                                     Lake Capital Management LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title:  Principal


                                     /s/ Terence M. Graunke
                                     ----------------------
                                     Terence M. Graunke


                                     /s/ Paul G. Yovovich
                                     --------------------
                                     Paul G. Yovovich

                         EXHIBIT INDEX TO SCHEDULE 13G


EXHIBIT 1

Agreement between HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich as to joint filing of this Schedule 13G.


EXHIBIT 2

Disclaimer of beneficial ownership by Lake Capital Partners LP, Lake Capital Investment Partners LP, Lake Partners LLC, Lake Capital Management LLC, Terence M. Graunke and Paul G. Yovovich.

                                                                      EXHIBIT 1
                            JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Huron Consulting Group Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).

Date: February 11, 2005              HCG Holdings LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title: Chairman, Chief Executive
                                                Officer & President

                                     Lake Capital Partners LP

                                         By: Lake Capital Investment Partners LP
                                         Its: General Partner

                                                By:  Lake Partners LLC
                                                Its: General Partner

                                                      By: /s/ Terence M. Graunke
                                                          ----------------------
                                                      Name: Terence M. Graunke
                                                      Title:  Manager

                                     Lake Capital Investment Partners LP

                                         By: Lake Partners LLC
                                         Its:  General Partner

                                                By: /s/ Terence M. Graunke
                                                    ----------------------
                                                Name: Terence M. Graunke
                                                Title: Manager

                                     Lake Partners LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title: Manager

                                     Lake Capital Management LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title:  Principal

                                     /s/ Terence M. Graunke
                                     ----------------------
                                     Terence M. Graunke

                                     /s/ Paul G. Yovovich
                                     --------------------
                                     Paul G. Yovovich

                                                                      EXHIBIT 2

                      DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Date: February 11, 2005              Lake Capital Partners LP

                                         By: Lake Capital Investment Partners LP
                                         Its: General Partner

                                                By:  Lake Partners LLC
                                                Its: General Partner

                                                      By: /s/ Terence M. Graunke
                                                          ----------------------
                                                      Name: Terence M. Graunke
                                                      Title:  Manager

                                     Lake Capital Investment Partners LP

                                         By: Lake Partners LLC
                                         Its:  General Partner

                                                By: /s/ Terence M. Graunke
                                                    ----------------------
                                                Name: Terence M. Graunke
                                                Title: Manager

                                     Lake Partners LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title: Manager

                                     Lake Capital Management LLC

                                         By: /s/ Terence M. Graunke
                                             ----------------------
                                         Name: Terence M. Graunke
                                         Title:  Principal


                                     /s/ Terence M. Graunke
                                     ----------------------
                                     Terence M. Graunke


                                     /s/ Paul G. Yovovich
                                     --------------------
                                     Paul G. Yovovich